UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 27, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Valeant Pharmaceuticals International

File No. 001-11397 - CF#23050

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Valeant Pharmaceuticals International submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 05, 2009, as amended on May 22, 2009.

Based on representations by Valeant Pharmaceuticals International that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1   through January 05, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel